

Mail Stop 4720

March 1, 2016

David S. Marberger
Chief Financial Officer
Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, New York 10591

> **Re: Prestige Brands Holdings, Inc.**
> **Form 10-K**
> **Filed May 14, 2015**
> **File No. 001-32433**

Dear Mr. Marberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 115

1. We note that you do not include the information required by Items 402(b) and 407(e)(4) and (e)(5) of Regulation S-K or incorporate such information by reference to your definitive proxy statement. Please confirm that you will provide such information in future filings or incorporate such information by reference to your definitive proxy statement as required by Part III, Item 11 of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance